UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41421

Alvotech
(Translation of registrant's name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”), excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136, 333-273262, and 333-275111) and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Press Release

On July 11, 2024, Alvotech issued a press release announcing the closing of its previously-announced senior secured first lien term loan facility (the “Facility”). The Facility, for $965 million in aggregate principal amount, matures in June 2029. The first tranche of the Facility is a first lien $900 million term loan which bears an interest rate of SOFR plus 6.5% per annum. The second tranche of the Facility is a $65 million first lien, second out term loan, which bears an interest rate of SOFR plus 10.5% per annum. Following the closing of the Facility, which included the settlement of existing debt obligations, Alvotech has a total gross borrowings balance of $1,035 million, and cash balance of $185 million, which includes $160 million cash on hand, of which $142 million is the estimated net proceeds of the Facility, and $25 million of restricted cash. A copy of the Press Release is furnished herewith as exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated July 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: July 11, 2024	/s/ Tanya Zharov
Tanya Zharov
General Counsel